SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3)[1]
Dorian LPG Ltd.
(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
Y2106R110
(CUSIP Number)
Kensico Capital Management Corp. 55 Railroad Avenue, 2nd Floor Greenwich, CT 06830 Attn: Israel Friedman Tel: (203) 862-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2106R110

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (voluntary) Kensico Capital Management Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,305,871
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,305,871
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,305,871
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.4%
14.	TYPE OF REPORTING PERSON		CO, IA

CUSIP No. Y2106R110

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (voluntary) Thomas J. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,305,871
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,305,871
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,305,871
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.4%
14.	TYPE OF REPORTING PERSON		IN, HC

CUSIP No. Y2106R110

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (voluntary) Michael B. Lowenstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,305,871
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,305,871
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,305,871
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.4%
14.	TYPE OF REPORTING PERSON		IN, HC

CUSIP No. Y2106R110

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on June 6, 2014, Amendment No. 1 thereto filed on July 14, 2014 and Amendment No. 2 thereto filed on October 9, 2020 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

ITEM 2. IDENTITY AND BACKGROUND.

The following paragraphs of Item 2 are amended and restated to read in their entirety as follows:

(b)-(c) The principal business of KCM is to provide investment management services to certain affiliated funds, including Kensico Associates, L.P., a Delaware limited  partnership (“Kensico Associates”) and Kensico Offshore Fund Master, Ltd., an exempted company organized under the laws of the Cayman  Islands, B.W.I. (“Kensico Offshore”) (together,  the “Funds”).  Kensico Capital, LLC, a Delaware limited liability company (“Kensico Capital”) serves as General Partner of  Kensico Associates.   Mr. Coleman, who is a director of the Issuer, and Mr. Lowenstein are Co-Presidents of KCM and Managing Members of Kensico Capital.  The principal business address of each of the entities and individuals named in this Item 2 is 55 Railroad Avenue, 2nd Floor, Greenwich, CT  06830.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The following paragraphs of Item 5 are amended and restated to read in their entirety as follows:

(a)  The information requested by this paragraph is incorporated by reference to the cover pages to this Amendment No. 3 to Schedule 13D and is based on 41,481,844 shares of Common Stock outstanding following the completion of the Tender Offer (defined below), as reported in the Issuer’s Amendment No. 2 to its Tender Offer Statement on Form TO, as filed with the Securities and Exchange Commission on March 8, 2021.

(c)  On March 8, 2021 the Issuer announced the final results of its tender offer to purchase up to 7,407,407 shares of Common Stock at a price of $13.50 per share (the “Tender Offer”). The Tender Offer had expired on March 3, 2021. 18,163,209 shares were properly tendered and neither withdrawn nor tendered conditionally by stockholders with conditions that were not met. The Issuer purchased a total of 8,405,146 shares in the Tender Offer, which included 997,739 additional shares that the Issuer elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares of Common Stock. Because the Tender Offer was oversubscribed, the number of shares that the Issuer purchased from each tendering shareholder was prorated. The Reporting Persons sold 3,708,966 shares of Common Stock in the Tender Offer.

 CUSIP No. Y2106R110

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2021

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Authorized Signatory
THOMAS J. COLEMAN
/s/ Thomas J. Coleman
MICHAEL B. LOWENSTEIN
/s/ Michael B. Lowenstein